UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KYTHERA BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

501570105

(CUSIP Number)

A. Robert D. Bailey

Allergan plc

Chief Legal Officer and Corporate Secretary

1 Grand Canal Square,

Docklands Dublin 2, Ireland

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

June 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501570105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS ALLERGAN PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,760,048*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,760,048*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,048*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of the Common Stock (as defined below) of KYTHERA (as defined below) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Common Stock as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 25,938,955 shares of Common Stock outstanding as of June 15, 2015 (based on the representation by KYTHERA in the Merger Agreement (as defined below)) and 471,671 shares of Common Stock underlying stock options that are held by the Supporting Stockholders (as defined below) that are exercisable as of June 17, 2015 or will become exercisable within 60 days thereafter.

CUSIP No. 501570105	SCHEDULE 13D

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.00001 per share (“Common Stock”), of KYTHERA Biopharmaceuticals, Inc., a Delaware corporation (“KYTHERA”). KYTHERA’s principal executive offices are located at 30930 Russell Ranch Road, Third Floor, Westlake Village, California 91362.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Allergan plc (“Allergan” or the “Reporting Person”), a company incorporated under the laws of Ireland. The principal business address of the Reporting Person is 1 Grand Canal Square, Docklands Dublin 2, Ireland. The telephone number of the Reporting Person is (862) 261-7000. Allergan plc is a global specialty pharmaceutical company engaged in the development, manufacturing, marketing, and distribution of brand name, medical aesthetics, generic, branded generic, biosimilar and over-the-counter pharmaceutical products.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A hereto.

During the last five years, Allergan has not, and to the best of Allergan’s knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Supporting Stockholders (as defined below) entered into the Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) as an inducement to Allergan’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Common Stock to which this Schedule 13D relates have not been purchased by Allergan and no payments were made by or on behalf of Allergan in connection with the execution of the Voting Agreement.

Item 4.	Purpose of Transaction.

On June 17, 2015, Allergan entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Keto Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Allergan (“Merger Sub”), and KYTHERA. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into KYTHERA (the “Merger”), with KYTHERA surviving the Merger as a wholly owned subsidiary of the Allergan (“Surviving Corporation”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any (x) shares held by Allergan, Merger Sub, KYTHERA or any of their respective subsidiaries, (y) shares subject to any unvested KYTHERA restricted stock award which is to be assumed by Allergan and (z) dissenting shares) will be converted into the right to receive (i) $60.00 in cash, without interest, and (ii) a number of ordinary shares of Allergan (“Allergan Shares”) with a value (based upon the volume weighted average closing price of Allergan Shares for the ten trading days ending three trading days prior to closing) of $15.00 (collectively, the “Merger Consideration”), with cash to be paid in lieu of fractional shares.

Pursuant to the Merger Agreement, except as described in the following sentence, at the effective time of the Merger, each outstanding option to purchase Common Stock and each outstanding KYTHERA restricted stock

CUSIP No. 501570105	SCHEDULE 13D

unit award will be converted into equivalent awards in respect of Allergan Shares using a customary exchange ratio. Each outstanding option to purchase Common Stock that is held as of the effective time of the Merger by (i) any non-employee director of KYTHERA or (ii) any employee or former employee of KYTHERA who will not be employed by Allergan or the Surviving Corporation as of the effective time of the Merger will, in each case, be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the aggregate number of shares of Common Stock subject to such option and (y) the excess, if any, of $75.00 over the applicable per share exercise price.

The consummation of the Merger is subject to customary conditions, including: (i) adoption of the Merger Agreement by KYTHERA stockholders, (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, (iii) the Allergan Shares to be issued in the Merger being approved for listing on the New York Stock Exchange, (iv) the Form S-4 to be filed by Allergan with respect to the Allergan Shares to be issued in the Merger being declared effective by the Securities and Exchange Commission (the “SEC”), (v) absence of specified adverse laws or orders, (vi) the absence of a material adverse effect with respect to the other party after execution of the Merger Agreement and (vii) the absence of specified governmental actions or proceedings relating to the Merger.

The Merger Agreement contains customary representations, warranties and covenants by the parties, including, without limitation, covenants regarding (i) the operation of their respective businesses prior to the consummation of the Merger and (ii) the use of reasonable best efforts to cause the Merger to be consummated.

KYTHERA has agreed not to solicit any offers or proposals for alternative transactions, or engage in discussions or negotiations regarding, or furnish any information with respect to, any such offers or proposals, except that if the KYTHERA board of directors determines that a proposal not resulting from a material breach of the Merger Agreement constitutes, or would reasonably be expected to lead to, a “superior proposal” (as defined in the Merger Agreement), KYTHERA will be entitled to furnish the person making such proposal with information and negotiate with such person. The Merger Agreement also requires KYTHERA to call and hold a stockholder meeting and requires KYTHERA’s board of directors to recommend that KYTHERA’s stockholders adopt the Merger Agreement. The KYTHERA board of directors is permitted to change its recommendation in response to an “intervening event” (as defined in the Merger Agreement). The KYTHERA board of directors is also permitted to change its recommendation if it determines that a competing proposal constitutes a “superior proposal.”

The Merger Agreement contains certain customary termination rights, including, among others, (i) the right of either Allergan or KYTHERA to terminate the Merger Agreement if KYTHERA’s stockholders fail to adopt the Merger Agreement, (ii) the right of Allergan to terminate the Merger Agreement if KYTHERA’s board of directors changes its recommendation, (iii) the right of KYTHERA to terminate the Merger Agreement to accept a superior proposal, (iv) the right of either Allergan or KYTHERA to terminate the Merger Agreement if the Merger has not occurred by March 17, 2016 and (v) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants, subject to certain conditions.

The Merger Agreement provides for KYTHERA to pay a termination fee of $69,750,000 in certain circumstances, including if (i) the Merger Agreement is terminated by Allergan as a result of KYTHERA’s board of directors changing its recommendation, (ii) the Merger Agreement is terminated by KYTHERA to accept a superior proposal or (iii) the Merger Agreement is terminated under specified circumstances during the pendency of a publicly disclosed third party proposal to acquire KYTHERA if, within nine months of such termination, KYTHERA’s board of directors recommends an alternative transaction or KYTHERA enters into an agreement for or consummates an alternative transaction.

The Merger Agreement contains representations and warranties by Allergan, Merger Sub and KYTHERA with respect to matters as of specified dates. The representations and warranties: reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by Allergan’s or KYTHERA’s stockholders; in certain cases, merely represent risk-allocation decisions among the parties; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and may be limited or modified by a variety of factors, including: subsequent

CUSIP No. 501570105	SCHEDULE 13D

events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Allergan’s public disclosures.

Concurrently with the execution and delivery of the Merger Agreement, on June 17, 2015, each of KYTHERA’s directors and certain of their affiliates (each, a “Supporting Stockholder” and together, the “Supporting Stockholders”) entered into a Stockholder Voting Agreement with Allergan (the “Voting Agreement”).

Pursuant to the Voting Agreement, each Supporting Stockholder has agreed, among other things and subject to the terms thereof, to vote all shares of Common Stock beneficially owned by such Supporting Stockholder (i) in favor of (a) adoption of the Merger Agreement and the Merger and (b) in the event there are not sufficient votes for adoption of the Merger Agreement on the date on which meeting of KYTHERA’s stockholders is held, approval of any proposal to adjourn or postpone such meeting to a later date, and against (ii) (a) other proposals to acquire KYTHERA, (b) any election of new directors to KYTHERA’s board of directors, subject to certain exceptions, (c) any action that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under the Voting Agreement or of KYTHERA under the Merger Agreement, (d) each of the following actions (other than the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction involving KYTHERA or any of its subsidiaries, (2) any sale, lease or other transfer of a material amount of the assets of KYTHERA or any of its subsidiaries, taken as a whole, and (3) any reorganization, recapitalization, dissolution, liquidation or winding up of KYTHERA or any of its subsidiaries, and (e) any corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or delay consummation of the transactions contemplated by the Merger Agreement in any material respect.

The Voting Agreement limits the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant proxies in respect of their shares of Common Stock.

The Voting Agreement will terminate upon the earlier of (i) the effective time of the Merger, (ii) termination of the Voting Agreement by Allergan, (iii) termination of the Merger Agreement in accordance with its terms and (iv) with respect to each Supporting Stockholder, upon the entry into any material modification or amendment to the Merger Agreement, or any waiver of the Company’s rights under the Merger Agreement, in each case, that reduces or changes the form of the consideration to be paid in connection with the Merger or creates any additional conditions to the consummation of the Merger, unless such Supporting Stockholder has consented to such modification, amendment or waiver.

Based upon information provided by KYTHERA and the Supporting Stockholders, (i) excluding options to purchase shares of Common Stock, the Supporting Stockholders beneficially owned, in the aggregate, 1,288,377 shares of Common Stock as of June 17, 2015 and (ii) including options to purchase shares of Common Stock exercisable as of June 17, 2015 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 1,760,048 shares of Common Stock as of June 17, 2015.

The foregoing descriptions of the (i) Merger Agreement and the transactions contemplated thereby and (ii) the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference, and to the Voting Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

The purpose of the Merger is for Allergan to acquire the entire equity interest in KYTHERA. The Supporting Stockholders entered into the Voting Agreement as an inducement to Allergan’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, KYTHERA will become a wholly owned subsidiary of Allergan, the shares of Common Stock will cease to be freely traded or listed, KYTHERA’s Common Stock will be de-registered under the Securities Exchange Act of 1934 (the “Exchange Act”), and Allergan will control the board of directors of KYTHERA and will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of KYTHERA as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

CUSIP No. 501570105	SCHEDULE 13D

Except as set forth or incorporated by reference in this Schedule 13D, Allergan does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

This Schedule 13D does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by Allergan of KYTHERA, Allergan will file with the SEC a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan. The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA. INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.KYTHERA.com/ or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Voting Agreement, the Reporting Person does not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, however, as a result of entering into the Voting Agreement, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 1,760,048 shares of Common Stock beneficially owned by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 1,760,048 shares of Common Stock over which the Reporting Person may be deemed to have shared voting and dispositive power constitute approximately 6.7% of the shares of Common Stock outstanding (based on 25,938,955 shares of Common Stock outstanding as of June 15, 2015 (based on the representation by KYTHERA in the Merger Agreement) and after giving effect to the exercise of options to purchase 471,671 shares of Common Stock held by the Supporting Stockholders that are exercisable as of June 17, 2015 or that will become exercisable within 60 days thereafter). Notwithstanding the preceding, the Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person identified on Schedule A hereto, during the last 60 days.

(d) Other than the Supporting Stockholders, to the best of the knowledge of the Reporting Person based on the representations made by the Supporting Stockholders in the Voting Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreement described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or

CUSIP No. 501570105	SCHEDULE 13D

relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of KYTHERA, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan Agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of June 17, 2015, by and among Allergan plc, Keto Merger Sub, Inc. and KYTHERA Biopharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Allergan plc on June 17, 2015).

2	Stockholder Voting Agreement, dated as of June 17, 2015, by and between Allergan plc and the individuals listed therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Allergan plc on June 17, 2015).

CUSIP No. 501570105	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2015	ALLERGAN PLC

	By:	/s/ A. Robert D. Bailey
	Name:	A. Robert D. Bailey
	Title:	Chief Legal Officer and Corporate Secretary

CUSIP No. 501570105	SCHEDULE 13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ALLERGAN

The name and present principal occupation or employment of each director and executive officer of Allergan are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Allergan. Unless otherwise indicated, the business address of each of the below individuals is 1 Grand Canal Square, Docklands Dublin 2, Ireland. Each director and executive officer of Allergan is a citizen of the United States of America, except that Patrick J. O’Sullivan is a citizen of Ireland.

Name	Present Principal Occupation or Employment

Paul M. Bisaro	Director and Executive Chairman

Brenton L. Saunders	Director, President and Chief Executive Officer

Nesli Basgoz, M.D.	Director; Associate Chief for Clinical Affairs, Division of Infectious Diseases of Massachusetts General Hospital (55 Fruit Street, Boston, MA 02114)

James H. Bloem	Director

Christopher W. Bodine	Director

Christopher J. Coughlin	Director

Michael R. Gallagher	Director

Catherine M. Klema	Director; President of Nettleton Advisors LLC (300 Central Park West, Apartment 8B, New York, NY 10024)

Peter J. McDonnell, M.D.	Director; Director and William Holland Wilmer Professor of the Wilmer Eye Institute of the Johns Hopkins University School of Medicine (600 North Wolfe Street, Maumenee 727, Baltimore, MD 21287)

Patrick J. O’Sullivan	Director

Ronald R. Taylor	Director; President of Tamarack Bay, LLC (138 West Canoe Point Road, Coolin, Idaho 83821)

Fred G. Weiss	Director; Managing Director of FGW Consultancy LLC (16450 Maddalena Place, Delray Beach, FL 33446)

Robert A. Stewart	Executive Vice President and President, Generic and Global Operations

Paul Navarre	Executive Vice President and President, International Brands

William Meury	Executive Vice President and President, Branded Pharma

Philippe Schaison	Executive Vice President and President Allergan Medical

Maria Teresa Hilado	Executive Vice President, Chief Financial Officer

A. Robert D. Bailey	Executive Vice President, Chief Legal Officer and Corporate Secretary

Karen Ling	Executive Vice President, Chief Human Resources Officer

James C. D’Arecca	Chief Accounting Officer